UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 23, 2025

In the Matter of

Cine Top Culture Holdings Limited
Suite 401, No. 381
Panyu Avenue North
Nancun County, Panyu District
Guangzhou City, China 511442

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-266097

        Cine Top Culture Holdings Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

        Cine Top Culture Holdings Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

        In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 23, 2025.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief